January 22, 2008

Ms. Hanna T. Teshome, Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington D.C., 20549

Re:

J-Kan, Inc.

Fourth Amendment to Registration Statement on Form SB-2

File No. 333-140567

Filed:

January 22, 2008

Dear Ms. Teshome:

The response below contains J-Kan, Inc.’s (the Company’s) responses to the SEC’s Comment Letter dated December 18, 2007.  In addition, on behalf of the Company, I am transmitting to the SEC via EDGAR the Company’s Fourth Amendment to Registration Statement on Form SB-2.

Results of Operations for the Year ended July 31, 2007, page 29

1.

Disclosure was revised as appropriate.

Results of Operations for the Year ended July 31, 2006, page 29

2.

Disclosure was corrected and clarified as requested.

Executive Compensation, page 35

3.

Disclosure was revised.

Interest of Named Experts and Counsel, page 38

4.

Disclosure was updated.

Audited Financial Statements for the Year Ended July 31, 2007

Consolidated Balance Sheets, page F-3

5.

The note is now treated as a current liability.

Hanna T. Teshome

Re: J-Kan, Inc.

January 22, 2008

Notes to the Audited Financial Statements

Note 2.  Related Party Transaction, page F-10

6.

The Note was revised so that the table of minimum lease payments includes all amounts to be paid through the end of the lease in the year 2010.

Other

7.

The financial statements were revised to include October 31, 2007 and 2006 reviewed financials.

8.

A currently dated consent form the Independent Public Accountant is included with this amendment.

Please, do not hesitate to contact me at (941) 723-7564 should you have any questions.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosures:

1.

J-Kan, Inc. SB-2/A-4

2.

Exhibit 5.4: Opinion Regarding Legality and Consent of Counsel: by Diane J. Harrison, Esq.

3.

Exhibit 15.4:  Acknowledgement of  Independent Auditor

4.

Exhibit 23.4: Consent of Independent Auditor